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                                                                     Exhibit 2.1


                        UNITED STATES BANKRUPTCY COURT
                      EASTERN DISTRICT OF NORTH CAROLINA
                               RALEIGH DIVISION


IN THE MATTER OF:
Athey Products Corp.
1839 South Main Street
Wake Forest, NC 27587                                   Case No. 00-02736-5-ATS
TIN: 36-0753480
                      Debtor
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     Order Approving Disclosure Statement and Confirming Debtor's Plan of
         Reorganization Dated April 30, 2001, as Amended June 11, 2001
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          This matter came on for hearing after notice to all interested parties on June 13, 2001 in the U.S. Bankruptcy Courtroom in Raleigh, North Carolina, to consider confirmation of the "Plan of Reorganization Dated April 30, 2001, as amended June 11, 2001 (as amended, the "Plan") filed by Athey Products Corporation (the "Debtor"). After considering the evidence proffered without objection or duly presented, and the arguments or comments of all interested parties, the Bankruptcy Court makes the following findings of fact, conclusions of law, and Order ruling that the Disclosure Statement contains adequate information and should be finally approved, and that the Debtor has satisfied each element of Section 1129 of the Bankruptcy Code necessary to confirm the Plan.

1. The Debtor is a Delaware corporation whose business consisted of the manufacture of equipment, primarily including street sweepers and force-feed loaders. Pursuant to prior orders of the Bankruptcy Court, all of the Debtor's assets have been liquidated, liens were transferred to proceeds, and the Debtor ceased operations. The sale of substantially all of the assets of debtor pursuant to that certain Purchase Agreement dated as of the 20/th/ day of February, 2001, between Debtor and Five Star Manufacturing LLC (the "Purchase Agreement") is hereby approved an confirmed, as set forth in the February 20, 2001 Sale Order and the March 27, 2001 Order confirming the sale of all assets, and the execution, delivery and performance by Debtor of the Purchase Agreement and the consummation by Debtor of the transactions contemplated thereby were and hereby are authorized in all

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    respects. To the extent secured claims were not disputed, the Debtor has paid and satisfied such claims in full; and, to the extent secured claims are still subject to dispute, sufficient sale proceeds have been held in reserve by Debtor's counsel as the "Disbursing Agent" under prior orders and as provided in the proposed Plan.

2. The Plan provides for payment in full of all post-petition liabilities and professional fees as costs of administration, when due or on the Effective Date, whichever comes first, unless otherwise agreed by the holder of such claims, or as soon thereafter as the same can be determined and allowed.

3. The Plan provides for payment in full of the allowed secured claims of Wells Fargo Business Credit, Inc. The Plan also provides for the treatment of allowed unsecured claims by offering payment of the allowed claims in full, together with interest at the legal rate from the Commencement Date until paid. Finally, the Plan provides that the equity interests in the Debtor will be cancelled and terminated, but that the holders of such interests will receive a pro rata distribution of all available "Surplus Cash" as defined in the Plan, after payment of all allowed claims.

4. The Debtor has filed certificates of service with the Bankruptcy Court, indicating that the Debtor has complied with the service requirements of the Bankruptcy Code and Rules, and copies of the Disclosure Statement, the Plan, the ballot, and the Order conditionally approving the Disclosure Statement and providing notice of the opportunity to vote to accept or reject the Plan or to object to the confirmation thereof were duly served upon all parties in interest. There were no objections to confirmation filed or served upon the Debtor. At the request of the staff of the Securities and Exchange Commission, the Debtor has amended the Plan to clarify that the Debtor is not entitled to, nor does the Debtor request, a discharge; and, that Section 7 of the Plan imposes a stay upon any further act or proceeding by any creditor or party in interest only with respect to property of the estate as provided in the Plan. Section 1127 provides that the Debtor, as the proponent of the Plan, may modify the plan at any time before confirmation, subject to the limitations set forth in said section. The proposed modification does not adversely change the treatment of any

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    claim or interest under the Plan, and no further disclosure, solicitation, or notice is required.

5. Class 1 (administrative claims) and Class 2 (secured claim of Wells Fargo Business Credit, Inc.) are not impaired, and are conclusively deemed to have accepted the Plan pursuant to Section 1126(f).

6. Class 3 (the secured claim of Triad Freightliner of Greensboro, Inc.), Class 4 (priority unsecured claims), Class 5 (general unsecured claims), and Class 6 (equity interests) are impaired. The ballot tabulation filed by the Debtor indicates that (a) the creditors in each such impaired class of claims have voted to accept the Plan by at least two-thirds in amount and more then one-half in number of the allowed claims of each such class held by creditors, that have accepted or rejected the Plan; and (b) the shareholders in Class 6 have voted to accept the Plan by at least two-thirds in amount of the interests that have accepted or rejected the Plan. There were no acceptances or rejections of the Plan by the holders of claims or interests designated under (S)1126(e) as not having been made or obtained in good faith.

7. The Plan designates separate classes for each secured creditor, treats unsecured creditors similarly, separately classifies the interests of the equity holders, specifies which classes are impaired and which classes are unimpaired, specifies the treatment for each class of impaired creditors, and complies with all provisions of the Bankruptcy Code. Therefore, the Plan satisfies the requirements of Section 1129(a)(1).

8. The Debtor has complied with the applicable requirements for a debtor-in-possession, obtained permission for the use of cash collateral, obtained permission to hire its professionals employed during the case, properly solicited approval for the Plan, sought approval for all compromises of controversy, and otherwise complied with all provisions of the Bankruptcy Code. As a result, the Plan satisfies the requirements of Section 1129(a)(2).

9. The Court has received no evidence which would indicate the Plan was proposed in a manner inconsistent with law, and the Plan represents a legitimate pursuit of

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    reorganization and not an attempt to abuse the confirmation process to achieve some improper purpose. The Plan indicates a legitimate attempt by the Debtor to structure a mechanism which allows it to pay its secured and unsecured creditors, with adequate provision for its shareholders. As a result, the Plan satisfies the requirements of Section 1129(a)(3).

10. Any payment made or to be made by the Debtor for services or for costs and expenses in or in connection with the case, or in connection with the Plan and incident to the case, have been approved by, or are subject to the approval of, the Bankruptcy Court as reasonable. As a result, the Plan satisfies the requirements of Section 1129(a)(4).

11. The Plan contemplates that the Debtor's current directors will continue to serve as the Special Committee to manage the winding-up of the Debtor's business, under terms which are consistent with the interest of creditors and equity security holders and public policy, and the Plan satisfies the requirements of Section 1129(a)(5).

12. There are no governmental regulatory commissions with jurisdiction over the rates of the Debtor, and the requirements of Section 1129(a)(6) are inapplicable.

13. The liquidation analysis provided by the Debtor, in summary form, would indicate that the unsecured creditors and equity interest holders would receive a lesser or at least no better distribution if the case were converted and the Debtor were liquidated under Chapter 7 of the Bankruptcy Code. With respect to each impaired class of claims or interests, each holder of the claim or interest of such class has accepted the Plan, or will receive or retain under the Plan on account of such claim or interest property of a value, as of the Effective Date of the Plan, that is not less then the amount that such holder would so receive or retain if the Debtor were liquidated under Chapter 7 of the Bankruptcy Code on such date. As a result, the Plan satisfies the requirements of Section 1129(a)(7).

14. Based upon the report of balloting, each impaired class of claims that voted with respect to the Plan has voted to accept the Plan. As a result, the Plan satisfies the requirements of Section 1129(a)(8).

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15. With respect to claims of a kind specified in Section 507(a), any such claims will receive no less than the treatment specified in Section 1129(a)(9), and the Plan satisfies the requirements of such section.

16. At least one Class of claims that is impaired under the Plan has accepted the Plan, determined without including any acceptance of the Plan by any insider. The Plan satisfies requirements of Section 1129(a)(10).

17. The Plan provides for the liquidation and orderly distribution of all property of the estate. Confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization, of the Debtor or any successor to the Debtor under the Plan, except to the extent such liquidation or reorganization is in fact proposed in the Plan. The Plan is feasible and satisfies the requirements of Section 1129(a)(11).

18. All fees payable under Section 1930 of Title 28, as determined by the Court at the hearing on confirmation of the Plan, have been paid or the Plan provides for the payment of such fees on the Effective Date. The Plan satisfies the requirements of Section 1129(a)(12).

19. The Debtor has no continuing obligation to pay or provide for retiree benefits, as that term is defined in Section 1114, and the requirements of
    Section 1129(a)(13) are not applicable.

     Based on the foregoing the Court finds that the Disclosure Statement contains adequate information, has been duly served, and should be approved, and concludes that the Debtor has satisfied all the requirements of Section 1129 of the Bankruptcy Code necessary to obtain confirmation of the Plan, the First Amendment to the Plan is allowed, and the Plan (as amended) is hereby confirmed. The Court retains jurisdiction as provided in the Plan, for any and all matters that may come before the Court in the administration of the Plan or pursuant to this confirmation order.

      This the 13th day of June, 2001.

                                         /s/ A. Thomas Small
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                                         Bankruptcy Judge

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